Exhibit 99.2

June 24, 2016

Board of Directors

Berkshire Hills Bancorp, Inc.

24 North Street

P.O. Box 1308

Pittsfield, MA 01201

Ladies and Gentlemen:

Berkshire Hills Bancorp, Inc. (“BHLB”), Berkshire Hills Bank, a wholly-owned subsidiary of BHLB (the “Bank”), and First Choice Bank (“FCB”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which FCB will merge with and into the Bank with the Bank as the surviving corporation in the merger (the “Merger”). Pursuant to the terms of the Agreement, upon the Effective Time of the Merger, each share of FCB common stock, par value $0.01 per share (the “FCB Common Stock”), that is issued and outstanding immediately prior to the Effective Time, except for certain shares of FCB Common Stock as specified in the Agreement, shall be converted into the right to receive 0.5773 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of BHLB (the “BHLB Common Stock”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to BHLB.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated June 24, 2016; (ii) certain publicly available financial statements and other historical financial information of BHLB and the Bank that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of FCB that we deemed relevant; (iv) publicly available median analyst earnings per share estimates for BHLB for the years ending December 31, 2016 through December 31, 2018 and an estimated long-term earnings per share growth rate for the years thereafter, as provided by and discussed with the senior management of BHLB; (v) financial projections for FCB for the years ending December 31, 2016 through December 31, 2020, as provided by and discussed with the senior management of BHLB; (vi) the pro forma financial impact of the Merger on BHLB based on certain assumptions relating to transaction expenses, purchase accounting adjustments, a core deposit intangible asset, cost savings and expected deposit run-off, as provided by and discussed with the senior management of BHLB; (vii) the publicly reported historical price and trading activity for BHLB Common Stock, including a comparison of certain stock trading information for BHLB Common Stock and certain stock indices as well as similar publicly available information for certain other companies the securities of which are publicly traded; (viii) a comparison of certain financial information for BHLB and FCB with similar bank and thrift institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of BHLB the business, financial condition, results of operations and prospects of BHLB and held similar discussions with certain members of the senior management of FCB regarding the business, financial condition, results of operations and prospects of FCB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by BHLB or its representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the senior management of BHLB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BHLB or FCB, or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of BHLB or FCB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of BHLB or FCB, or the combined entity after the Merger and we have not reviewed any individual credit files relating to BHLB or FCB. We have assumed, with your consent, that the respective allowances for loan losses for both BHLB and FCB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available median analyst earnings per share estimates for BHLB for the years ending December 31, 2016 through December 31, 2018 and an estimated long-term earnings per share growth rate for the years thereafter, as provided by and discussed with the senior management of BHLB, and financial projections for FCB for the years ending December 31, 2016 through December 31, 2020, as provided by and discussed with the senior management of BHLB. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, a core deposit intangible asset, cost savings and expected deposit run-off, as provided by and discussed with the senior management of BHLB. With respect to the foregoing information, the senior management of BHLB confirmed to us that such information reflected (or, in the case of publicly available median analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of management of the future financial performance of BHLB and FCB, respectively, and we assumed that such performance would be achieved. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in BHLB’s or FCB’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that BHLB and FCB will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, in all respects material to our analysis, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on BHLB, FCB or the Merger or any related transaction, (iii) the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, (iv) the Merger will be consummated without FCB’s rights under Section 10.1.9 of the Agreement having been triggered, and (v) the Merger will qualify as a tax-free reorganization for federal income tax purposes. We express no opinion as to any of the legal, accounting or tax matters relating to the Merger or any other transactions contemplated in connection therewith.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect our opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of BHLB Common Stock or FCB Common Stock at any time or what the value of BHLB Common Stock will be once it is actually received by the holders of FCB Common Stock.

We have acted as BHLB’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the fee that will become payable to us on the day of closing of the Merger. BHLB has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, we have provided certain other investment banking services to BHLB and received fees for such services. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to BHLB, FCB and their respective affiliates. We may also actively trade the equity and debt securities of BHLB, FCB or their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of BHLB in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of BHLB as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to BHLB and does not address the underlying business decision of BHLB to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for BHLB, or the effect of any other transaction in which BHLB might engage. We also do not express any opinion as to the amount or nature of the compensation to be received in the Merger by any BHLB or FCB officer, director or employee, or any class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to BHLB from a financial point of view.

Very truly yours,

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